:----------:                                       :---------------------------:
:  FORM 4  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER       3235-0287 :
                                                   :EXPIRES:     APRIL 30, 1997:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

|x| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).
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1. Name and Address of Reporting Person

    CARLTON COMMUNICATIONS PLC
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   (Last)                     (First)                       (Middle)

    25 KNIGHTSBRIDGE
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                                    (Street)

   LONDON                      UNITED KINGDOM               SW1X 7RZ
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   NIMBUS CE INTERNATIONAL, INC. (NMBS)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   JULY 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       __X_ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)

   __X__ Form filed by one Reporting Person
   _____ Form filed by more than one Reporting Person
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TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or  Price       Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------
COMMON STOCK
PAR VALUE $.01 PER
SHARE (THE "COMMON
STOCK")                 7/27/98      U              20,598,948  A      $11.50                           D
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COMMON STOCK            7/27/98      P                 870,806  A      $11.50       -0-(1)              D
------------------------------------------------------------------------------------------------------------------------------------

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
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                             (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 1474 (3/91)
                                                               (Print or Type Responses)

                                                                          1 of 2

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)


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2.   Conversion or Exercise Price of Derivative Security


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3.   Transaction Date (Month/Day/Year)


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4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------

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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------

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6.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable              Expiration Date
     ------------------------      ------------------------

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7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

           Title                   Amount or Number of Shares
     ------------------            --------------------------

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8.   Price of Derivative Security (Instr. 5)


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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


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11.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Explanation of Responses:

(1) Pursuant to an Agreement and Plan of Merger, dated as of June 16, 1998 (the "Merger Agreement"), by and among the Reporting Person ("Carlton"), Neptune Acquisition Corp., a wholly owned subsidiary of the Reporting Person ("Purchaser"), and the Issuer, Purchaser commenced a tender offer (the "Offer") for all of the issued and outstanding shares of Common Stock. On July 27, 1998, following the expiration of the Offer, Purchaser acquired 20,598,948 shares of Common Stock, constituting approximately 95% of the outstanding shares of Common Stock pursuant to the Offer. Thereafter, on the same date, Purchaser was merged with and into the Issuer (the "Merger") pursuant to Section 253 of the Delaware General Corporation Law. As a result of the Merger, the separate corporate existence of Purchaser ceased and the Issuer became an indirect wholly owned subsidiary of Carlton. Thereafter, the Issuer filed a Certification and Notice of Termination of Registration on Form 15.


                                    /s/ WILLIAM ROLLASON                8/1/98
                                -----------------------------------    --------
                                **CARLTON COMMUNICATIONS PLC
                                Name:  William Rollason                  Date
                                Title:  Associate Director




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                  Page 2 of 2                    SEC 1474 (3/91)